EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian Dollars)

(Unaudited)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Condensed Consolidated Interim Financial Statements of Coral Gold Resources Ltd. (the "Company") are the responsibility of the Company's management. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards, and reflect management's best estimates and judgment based on information currently available.

Management has developed, and is maintaining, a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at April 30, 2016 and 2015 and for the three months then ended have not been audited or reviewed.

"David Wolfin"	"Malcolm Davidson"

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
June 29, 2016	June 29, 2016

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CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Note	April 30, 2016	January 31, 2016
		(Unaudited)
Assets
Current assets
Cash and cash equivalents		$497,745	$599,964
Other amounts receivable		5,164	4,887
Prepaid expenses		15,279	13,864
		518,188	618,715

Exploration and Evaluation Assets	4	19,204,211	19,192,353
Property and Equipment	6	94,143	94,696
Investments	7	124,065	92,746
Reclamation Bonds	8	80,117	89,638
Total Assets		$20,020,724	$20,088,148

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$69,758	$64,324
Amounts payable to related parties	11b	100,075	84,313
		169,833	148,637

Reclamation Provision	12	582,222	645,153
Deferred Tax Liability		620,000	620,000
Total liabilities		1,372,055	1,413,790

Equity
Share Capital	9	45,367,275	45,367,275
Equity Reserves		1,086,046	1,086,046
Accumulated Other Comprehensive Income		71,946	40,628
Accumulated Deficit		(27,886,918)	(27,829,911)
Equity Attributable to Equity Holders of the Company		18,638,349	18,664,038
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		18,648,669	18,674,358
Total Liabilities and Equity		$20,020,724	$20,088,148

Commitments – Note 13

Approved by the Board of Directors on June 29, 2016:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Note	2016	2015

Operating and Administrative Expenses
Depreciation		$552	$573
Directors' fees		4,500	4,500
Finance costs	12	4,472	4,038
Investor relations		2,461	340
Management fees		7,500	7,500
Office and miscellaneous		3,059	1,551
Professional fees		16,043	12,423
Regulatory and compliance fees		3,993	2,380
Salaries and benefits		22,709	13,924
Share-based payments	10	-	353
Travel		2,719	571
		68,008	48,153

Loss before other items		(68,008)	(48,153)

Other items
Interest and other income		7	79
Gain on sale of investments	7	-	16,209
Gain on forgiveness of debt		-	5,250
Foreign exchange gain (loss)		10,994	(10,777)
Net Loss		(57,007)	(37,392)

Other Comprehensive Income – Items that may be reclassified subsequently to income or loss
Unrealized gain on available for sale securities	7	31,318	51,885
COMPREHENSIVE INCOME (LOSS)		$(25,689)	$14,493

Loss per Share - Basic and Diluted		$(0.00)	$(0.00)

Weighted Average Number of Shares Outstanding		42,016,049	42,016,049

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive	Accumulated Deficit	Total Equity

Balance, January 31, 2015		42,825,337	$45,205,901	$768,274	$1,916,575	$2,684,849	$87,588	$(29,723,877)	$18,264,781
Common shares issued for cash:
Share-based payments		-	-	353	-	353	-	-	353
Transfer of expired options and warrants		-	-	-	(1,446,027)	(1,446,027)	-	1,446,027	-
Unrealized gain on investment securities, net of tax		-	-	-	-	-	51,885	-	51,885
Loss for the period		-	-	-	-	-	-	(37,392)	(37,392)
Balance, April 30, 2015		42,825,337	$45,205,901	$768,627	$470,548	$1,239,175	$139,473	$(28,315,242)	$18,279,627

Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$18,674,358
Common shares issued for cash:
Share-based payments		-	-	-	-	-	-	-	-
Transfer of expired options and warrants		-	-	-	-	-	-	-	-
Unrealized gain on investment securities, net of tax		-	-	-	-	-	31,318	-	31,318
Loss for the period		-	-	-	-	-	-	(57,007)	(57,007)
Balance, April 30, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$71,946	$(27,886,918)	$18,648,669

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Note	2016	2015

CASH PROVIDED BY (USED IN):

Operating Activities
Net loss		$(57,007)	$(37,392)
Adjustments for non-cash items:
Depreciation		552	573
Share-based payments		-	353
Foreign exchange (gain) loss		(57,703)	9,497
Finance costs		4,472	4,038
Gain on sale of investments		-	(16,209)

		(109,686)	(39,140)
Net change in non-cash working capital	16	15,544	(21,744)
		(94,142)	(60,884)

Investing Activities
Expenditures on exploration and evaluation assets		(7,898)	(19,788)
Proceeds on sale of investments		-	20,535
		(7,898)	747

Effect of exchange rate fluctuations on cash and equivalents		(179)	(179)

Net increase (decrease) in cash and equivalents		(102,219)	(60,316)

Cash and cash equivalents, beginning of period		599,964	147,575

Cash and cash equivalents, end of period		$497,745	$87,259

Supplementary Cash Flow Disclosures
Cash paid during the period for:
Interest expense		$-	$-
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$512	$1,712
Expenditures on mineral properties included in accounts payable		$3,960	$12,288

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the "Company") was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company's common shares are traded on the TSX-V, OTCBB, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk, and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

These Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at April 30, 2016, the Company had working capital of $348,355 and accumulated losses of $27,886,918. The Company has not yet generated any revenues from its operations. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise significant doubt about the Company's ability to continue as a going concern. These Condensed Consolidated Interim Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective February 1, 2016. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company's January 31, 2016 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company's functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net loss for the period.

The preparation of these Condensed Consolidated Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

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CORAL GOLD RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Going concern

Determining if the Company has the ability to raise the financing required to continue as a going concern is a judgment made by management. Further disclosure is included in Note 1.

b)	Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

c)	Depreciation rate for equipment

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

d)	Estimated reclamation provisions

The Company's provision for decommissioning liabilities represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and site closure costs. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

e)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

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CORAL GOLD RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2016 and 2015
(Expressed in Canadian dollars)
(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Condensed Consolidated Interim Financial Statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations

Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the Condensed Consolidated Interim Financial Statements.

Share-based payment transactions

The share option plan allows Company employees, directors, officers, and consultants to acquire shares of the Company. All options granted are measured at fair value, and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to deficit.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

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CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

New accounting standards adopted by the Company

There were no new or revised accounting standards applicable to the Company scheduled for mandatory adoption on February 1, 2016, and thus no standards were adopted in the current year.

Accounting Standards and Amendments Issued But Not Yet Effective

The following accounting standards were issued but not yet effective as of April 30, 2016:

IFRS 10 – Consolidated Financial Statements

The amendments to IFRS 10 require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments have been adopted by the Company effective January 1, 2016 with no significant impact on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

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CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2015	$19,093,107	$59,627	$3	$19,152,737

Exploration costs during the period:
Acquisition costs	37,157	31,873	-	69,030
Exploration costs during 2016:
Consulting	44,880	-	-	44,880
Lease payments	27,997	-	-	27,997
Taxes, licenses and permits	101,927	8,301	-	110,228
Impairment write-down	(212,519)	-	-	(212,519)
Balance, January 31, 2016	$19,092,549	$99,801	$3	$19,192,353

Exploration costs during the period:
Consulting	7,722	-	-	7,722
Lease payments	3,981	-	-	3,981
Taxes, licenses and permits	155	-	-	155
Balance, April 30, 2016	$19,104,407	$99,801	$3	$19,204,211

The Company has certain interests in 688 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns ("NSR") on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

Subsequent to April 30, 2016, the Company announced an agreement to sell the Robertson Property as disclosed in Note 18.

The Robertson property is comprised of four contiguous claim groups known as the Core claims, Gold Ridge claims, Excluded claims, and Ruf claims.

In an agreement dated March 5, 2014, the Company granted Barrick Gold Exploration Inc. an option to purchase a 60% interest in 108 claims on the west side of the Core claims. This agreement was terminated in May 15, 2015.

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CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(1)	Core Claims

The Company holds an interest in 338 patented and unpatented lode mining claims. The Company owns 284 of these claims outright, of which 39 unpatented lode claims are owned by the Company's 98.49% owned subsidiary, Marcus Corporation.

The remaining 54 claims are leased by the Company as follows:

(i)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the Core claims of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(ii)	Blue Nugget, Lander Ranch, and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims, and 11 Sass claims, of which the Blue Nugget and Lander Ranch claims form part of the Core claims of the Robertson Property, and the Norma and Sass claims form part of the Norma Sass Property (Note 4b). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013 and was left to expire. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

In October 2015, the Company entered into a revised mining lease agreement to lease 9 Blue Nugget claims and 27 Lander Ranch claims (the "Property") for a term of ten years, which replaces the agreement above. In consideration of the lease, the Company agreed to keep the claims in good standing by paying the annual federal and local claim maintenance fees, commencing with the 2015-2016 assessment year. The Company also has the option to purchase all of the owner's right, title, and interest in the Property, including owner's reserved royalty, for the sum of US$108,000 within twelve months of the agreement date. In each year thereafter, the option price will be increased by 10% or US$10,800. The owner reserves the right to continue exploration, development, mining, and sale of turquoise on the Property, and agrees to defend, indemnify, and hold the Company harmless from all claims, demands, and liabilities arising from these activities.

(iii)	Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the Core claims of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease. Of these 12 claims, 5 are part of the Core claims and 7 are part of Gold Ridge claims.

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CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(2)	Gold Ridge Claims

Of the 108 claims, 95 are owned outright and 13 are held under leases as follows.

(i)	Breckon Lease June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the Gold Ridge claims of the Robertson Property. The agreement is for an initial term of four years expiring on March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 until March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company's exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

In March 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The Company concluded that these claims were not required to maintain the value of the other claims and therefore the costs incurred to date on those claims should be written off. The value attributed to the claims that were written off was $212,519.

(ii)	Northern Nevada Lease

7 of the 12 lease claims are included in the Gold Ridge claims.

(3)	Excluded Claims (previously referred to as Carve-out Claims) – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. ("Amax") an option to purchase a 61% interest in 132 claims (originally 219 claims). Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML, and is currently owned by Barrick Gold Corporation.

(4)	Ruf Claims – 100% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd., a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4a(1)(ii) and 4c), of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. On January 25, 2016, the Company and Levon entered into a Settlement and Property Transfer Agreement, wherein the Company acquired Levon's undivided 1/3 interest in the Norma, Sass and Ruf mining claims, and Levon's 1/2 interest in the Eagle mining claims, all located in Lander County, Nevada, in consideration of the Company's forgiveness of USD$53,258 in debt owed by Levon to the Company. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

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CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

b)	Norma Sass Property – 100% interest

The Company holds a 100% interest in the 38 Norma Sass mining claims located in Lander County, Nevada.

c)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada.

d)	Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these Condensed Consolidated Interim Financial Statements.

Environmental legislation is becoming increasingly stringent, and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

- 14 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
COST	$	$	$	$	$	$

Balance at January 31, 2015	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at April 30, 2016	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2015	-	7,952	6,920	5,468	1,814	22,154
Depreciation	-	1,871	-	91	329	2,291
Balance at January 31, 2016	-	9,823	6,920	5,559	2,143	24,445
Depreciation	-	108	-	84		192
Balance at April 30, 2016	-	9,931	6,920	5,643	2,143	24,637

CARRYING VALUE
At January 31, 2016	84,127	8,886	-	367	1,316	94,696
At April 30, 2016	84,127	8,777	-	223	1,016	94,143

- 15 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

7. INVESTMENTS

At April 30, 2016, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$54,363	$66,000
SciVac Therapeutics Inc.	440,000	23,274	33,926	57,200
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	1,297	(432)	865

		$38,208	$87,857	$124,065

At January 31, 2016, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	200,000	$11,637	$19,163	$30,800
SciVac Therapeutics Inc.	440,000	23,274	38,326	61,600
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	1,297	(951)	346

		$36,208	$56,538	$92,746

Subsequent to April 30, 2016, SciVac completed a transaction with VBI Vaccines Inc. ("VBI"). The transaction resulted in a reverse-takeover of SciVac and VBI will continue as the surviving corporation. SciVac changed its name to VBI Vaccines Inc. and its trading symbol on the TSX to "VBV", and listed its shares on the Nasdaq Capital Market. In connection with the transaction a 1:40 share consolidation of SciVac shares was effected on April 29, 2016 and SciVac's shares began trading on a split-adjusted basis at market open on May 2, 2016. Prior to the transaction, the Company held 440,000 common shares of SciVac and upon completion will hold 11,000 common shares of VBI.

During the three months ended April 30, 2016, the Company recorded an unrealized gain of $31,318 (2015 - $51,885) on investments in related companies, representing the change in fair value during the period.

Certain directors of Levon and Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) are also directors of the Company.

During the three months ended April 30, 2016, the Company sold Nil (2015 – 54,071) Levon shares and realized a gain of $Nil (2015 - $16,209).

During the year ended January 31, 2016, Levon completed a transaction with SciVac Therapeutics Inc. resulting in the exchange of 0.5 of a common share of Levon for each previous Levon common share held, and the issuance of one new SciVac common share for each previous Levon common share held.

- 16 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

8. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the "Bureau"), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed.

As at April 30, 2016, the total reclamation deposits were $80,117 (US$63,848) (January 31, 2016 - $89,638 (US$64,000)). Interest is accrued on the reclamation deposit at a monthly weighted average rate of 0.05% (2016 - 0.05%).

9. SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2017 and 2016

On January 14, 2016, the Company closed a non-brokered private placement of 1,500,000 units at a price of $0.05 per unit for gross proceeds of $75,000. Each unit consists of one common share and one non-transferrable share purchase warrant.

On September 10, 2015, the Company closed a non-brokered private placement of 3,500,000 units at a price of $0.05 per unit for gross proceeds of $175,000. Each unit consists of one common share and one non-transferrable share purchase warrant.

c)	Share purchase warrants and compensation options

On January 14, 2016, the Company issued 1,500,000 share purchase warrants as part of a non-brokered private placement. Each warrant entitles the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a term of two years expiring on January 14, 2018.

On September 10, 2015, the Company issued 3,500,000 share purchase warrants as part of a non-brokered private placement. Each warrant entitles the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a term of two years expiring on September 10, 2017.

On July 13, 2015, the TSX Venture Exchange approved an extension of the expiry date of the warrants issued pursuant to the private placement that closed on July 17, 2013 by three years from July 17, 2015 to July 17, 2018. All other terms remained the same.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $143,697, which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 0.38%, dividend yield of 0%, volatility of 100.44%, and an expected life of 3 years.

- 17 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

9. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options (continued)

A summary of the share purchase warrants and compensation options issued, exercised and expired during the periods ended April 30, 2016 and January 31, 2016 is as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, January 31, 2015	10,113,620	$0.53
Issued	5,000,000	$0.10
Expired	(6,464,120)	$0.75
Balance, April 30 and January 31, 2016	8,649,500	$0.12

	Exercise	Warrants Outstanding and Exercisable
Expiry Date	Price per Share	April 30, 2016	January 31, 2016

September 10, 2017	$0.10	3,500,000	3,500,000
July 17, 2018	$0.15	3,649,500	3,649,500
January 14, 2018	$0.10	1,500,000	1,500,000
		8,649,500	8,649,500

- 18 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

9. SHARE CAPITAL (continued)

d)	Stock options

The Company's stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2014 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the periods ended April 30, 2016 and January 31, 2016 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price

Stock options outstanding, April 30 and January 31, 2016	3,170,000	$0.28

A summary of stock options outstanding as at April 30, 2016 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date

800,000	$0.400	1.06	February 22, 2017
600,000	$0.300	1.70	October 12, 2017
1,270,000	$0.240	3.12	March 14, 2019
100,000	$0.125	4.68	October 6, 2020
100,000	$0.150	4.68	October 6, 2020
100,000	$0.175	4.68	October 6, 2020
100,000	$0.200	4.68	October 6, 2020
100,000	$0.225	4.68	October 6, 2020
3,170,000	$0.281	2.58

As at April 30, 2016, 3,170,000 options were exercisable at a weighted-average exercise price of $0.281.

The weighted average remaining contractual life of stock options outstanding as at April 30, 2016 was 2.58 years.

- 19 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

10. SHARE-BASED PAYMENTS

On March 14, 2014, the Company granted incentive stock options for the purchase of up to 1,420,000 common shares at a price of $0.24 per share to directors, officers, consultants, and employees of the Company. 50,000 of these stock options are exercisable on or before March 14, 2015, and 1,370,000 stock options are exercisable on or before March 14, 2019.

The Company recorded total share-based payments of $Nil for the grant and vesting of stock options during the three months ended April 30, 2016 (2015 - $353) as follows:

	2016	2015

Directors, officers and employees	$-	$-
Investor relations	-	203
Consultants	-	150
	$-	$353

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. There were no options granted during the three months ended April 30, 2016.

Expected volatility was forecasted based on the historical volatility of the Company.

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key Management Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three months ended April 30 was as follows:

	2016	2015

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$9,450	$16,412
Other members of key management	8,594	2,420

Share-based payments
Members of the Board of Directors	-	-
Other members of key management	-	-
	$18,044	$18,832

- 20 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b)

In the normal course of operations the Company transacts with companies with directors or officers in common. At April 30, 2016 and January 31, 2016, the following amounts are payable to related parties:

	April 30, 2016	January 31, 2016

Directors	$75,000	$70,500
Oniva International Services Corp.	20,570	8,401
Sampson Engineering Inc.	305	1,212
Wear Wolfin Designs Inc.	-	-
Saulnier Capital	-	-
Frobisher Securities Ltd.	4,200	4,200
Intermark Capital Corp.	-	-
	$100,075	$84,313

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. ("Oniva"), as described in Note 13. The transactions with Oniva during the three months ended April 30 are summarized below:

	2016	2015

Salaries and benefits	$22,715	$13,744
Office and miscellaneous	7,345	5,286

	$30,060	$19,030

12. RECLAMATION PROVISION

The Company's reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $582,222 (US$452,172) (January 31, 2016 - $633,312 (US$452,172)), which is expected to be incurred during 2018. The risk-free rate of 3% (January 31, 2013 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	April 30, 2016	January 31, 2016

Beginning balance	$645,153	$566,410
Unwinding of discount	4,472	17,389
Change in estimates	-	-
Change in foreign exchange rate	(67,403)	61,354
	$582,222	$645,153

- 21 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

13. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month's notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

14. FINANCIAL INSTRUMENTS

The fair values of the Company's cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company's financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company's concentration of credit risk, and maximum exposure thereto, is as follows:

	April 30, 2016	January 31, 2016

Cash held at major financial institutions
Canada – cash	$152,887	$199,934
US - cash	344,858	285,614

	497,745	599,964
Reclamation deposits held at major financial institutions	80,117	89,638

Total cash and reclamation deposits	$577,862	$689,602

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had working capital of $348,355 at April 30, 2016 (January 31, 2016 - $470,078). The Company has cash at April 30, 2016 in the amount of $497,745 (January 31, 2016 - $599,964) in order to meet short-term business requirements. At April 30, 2016, the Company had current liabilities of $183,483 (January 31, 2016 - $148,637). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2016.

- 22 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at April 30, 2016 and January 31, 2016.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2016		January 31, 2016

Cash	US$	274,831	US$	285,613
Other amounts receivable		305		149
Amounts receivable from related parties		-		-
Reclamation bonds		64,000		64,000
Accounts payable		-		(3,317)

Net exposure	US$	339,137	US$	346,445

Canadian dollar equivalent		$425,549		$485,231

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2016, a 10% (January 31, 2016 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company's net loss and comprehensive loss by approximately $42,555 (January 31, 2016 - $48,523).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

- 23 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

c)	Market risk

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 'Financial Instruments: Disclosures' establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at April 30, 2016:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$497,745	-	-
Investments in related companies	124,065	-	-
	$621,810	-	-

15. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company's capital management during the three months ended April 30, 2016.

- 24 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	April 30, 2016	April 30, 2015

Other amounts receivable	$(277)	$(19,945)
Prepaid expenses	(1,415)	(3,950)
Accounts payable and accrued liabilities	1,986	(7,135)
Amounts payable to related parties	15,250	9,286
	$15,544	$(21,744)

17. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the three months ended April 30, 2016 and January 31, 2016.

The Company has non-current assets in the following geographic locations:

	April 30, 2016	January 31, 2016

Canada	$195,592	$94,431
USA	19,306,944	19,375,002
	$19,502,536	$19,469,433

18. SUBSEQUENT EVENT

On June 21, 2016, Coral announced that it had entered into a purchase and sale agreement (the "Agreement") with Barrick Cortez Inc. ("Barrick"), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (Cdn $20.17 million based on the current exchange rate) in cash (the "Cash Consideration") on closing;

2.

The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.7% of the Company's basic common shares outstanding as of June 20, 2016) for cancellation by the Company (the "Share Reduction"); and

3.

A sliding scale 1% to 2.25% net smelter returns royalty (the "NSR") on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the "Transaction").

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate

Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

- 25 -

CORAL GOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

18. SUBSEQUENT EVENT (continued)

Pursuant to the Agreement, in the event that the Robertson Property is not placed into production by December 31, 2023, then beginning on January 1, 2024, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2033, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Robertson Property to be purchased by Barrick includes the properties also known as the Core, Gold Ridge, Excluded and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle and JDN mining claims, which will remain the property of Coral. The Robertson Property is located in eastern Lander County, Nevada, sixty miles southwest of Elko. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims. Consolidation of the ownership of the Robertson Property will allow the project to benefit from Barrick's Cortez operation.